SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    Report on Form 6-K dated February 6, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                             ----------------------
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F X     Form 40-F
                                     ---             ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes          No X
                                   ---         ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes          No X
                                   ---         ---

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes          No X
                                   ---         ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                                   ENCLOSURE:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K, a press release dated February 6, 2003, announcing that the Company has been selected by Ford Motor Company to supply and integrate its most advanced IBM Product Lifecycle Management (PLM) solutions, including CATIA(R) V5 and ENOVIAVPM(TM) software, into the automaker's design and manufacturing processes worldwide.

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


                   IBM and Dassault Systemes Awarded Contract
                        for Worldwide Vehicle Development
                              by Ford Motor Company

Armonk, N.Y., U.S.A, and Paris, France - February 6, 2003 - IBM and Dassault Systemes (Nasdaq: DASTY: Euronext Paris: #13065, DSY.PA) have been selected by Ford Motor Company to supply and integrate their most advanced IBM Product Lifecycle Management (PLM) solutions, including CATIA(R) V5 and ENOVIAVPM(TM) software, into the automaker's design and manufacturing processes worldwide.

The long-term contract calls for the installation of CATIA V5 and ENOVIAVPM developed by Dassault Systemes, as well as process and methodology consultation from IBM and Dassault Systemes. Financial terms were not disclosed.

Land Rover and Volvo Cars - part of Ford Motor Company - presently use IBM Product Lifecycle Management (PLM) solutions. Ford will integrate these solutions into its next generation C3P (PLM) systems environment across the company.

"Ford's selection of IBM and Dassault Systemes' technology demonstrates the power of our full PLM portfolio to help companies improve their product creation processes and better integrate the complex series of steps that advanced manufacturing requires," said Ed Petrozelli, General Manager, IBM Global Product Lifecycle Management. "This is why PLM is one of the cornerstone applications in IBM's strategy to help enterprises like Ford become true 'on demand' businesses."

"Ford's decision for CATIA and ENOVIAVPM solutions will give Ford the agility required to respond dynamically to changing customer demand," said Bernard Charles, president and CEO, Dassault Systemes. "V5 provides an enterprise-wide collaborative development environment that fosters innovation, shortens development cycles, and increases flexibility."

                                       ###

About IBM
IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes
As world leader in PLM (three-dimensional Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 55,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes integrated PLM solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com


IBM Press Contact:             Dassault Systemes Press Contacts:   Dassault Systemes Investor
Colette Ballou                 Anthony Marechal                    Contacts:
+33 1 41 88 56 21              +33 1 55 49 84 21                   Emma Rutherford, Harriet Keen
colette_ballou@fr.ibm.com      anthony_marechal@ds-fr.com          Financial Dynamics
-------------------------      --------------------------          +44 207 831 3113

                               Keith Pillow (Americas)
                               +1 818 673 2070
                               keith_pillow@ds-us.com
                               ----------------------

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

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              DASSAULT SYSTEMES S.A.


         Date: February 6, 2003               By: /s/ Thibault de Tersant
                                                  -----------------------
                                              Name: Thibault de Tersant
                                              Title: Chief Financial Officer,
                                                     Executive Vice President

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